Exhibit 3.5

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

GoGold Resources Inc.

#1301 – 2000 Barrington Street

Cogswell Tower

Halifax, NS B3J 3K1

2.	Date of Material Change:

November 25, 2013

3.	News Release:

A news release was issued and disseminated on November 25, 2013 through CNW and filed on SEDAR. See Schedule “A” attached hereto for a copy of the news release.

4.	Summary of Material Change:

GoGold Resources Inc. (TSX: GGD) (“GoGold”) has signed a letter of intent (LOI), with Animas Resources Ltd. (“Animas”) (TSX-V: ANI) to buy the past producing Santa Gertrudis Gold Mine located in Sonora Mexico. The LOI allows GoGold to acquire 100% of the Animas Mexican subsidiaries which hold the titles to the Santa Gertrudis Gold Mine. The Letter of Intent is subject to several conditions, including completion of satisfactory due diligence by GoGold, which is currently underway, the signing of a definitive acquisition agreement as well as all necessary regulatory approvals.

The payment terms of the acquisition are as follows:

•	$3,000,000 payable in cash over three years from the date of closing of the transaction;
•

A 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals on the Santa Gertrudis Gold project (the “NSR”). The NSR will be calculated and paid before any tax, VAT, or withholding tax. GoGold will also have the right to purchase one-third of the NSR at any time for $5,000,000; and,

•

Starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event the mine is not in production. These advance royalty payments will be credited against any payments of the NSR.

5.	Full Description of Material Change:

Please see Schedule “A” attached hereto for a copy of the news release.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

For further information, please contact:

Terence F. Coughlan

President and CEO

Phone (902) 499-2211

Fax (902) 442-1898

9.	Date of Report:

November 25, 2013

Dated at Halifax, Nova Scotia this 25th day of November, 2013.

GOGOLD RESOURCES INC.

Per:	“Terry Coughlan”
PRESIDENT & CEO

SCHEDULE “A”

NEWS RELEASE

November 25, 2013	Trading Symbol: TSX: GGD
PR # 13—2013	Shares Issued: 132,981,894

GoGold Signs LOI with Animas to Buy Santa Gertrudis Open Pit Gold Mine in Mexico

GoGold Resources Ltd. (TSX: GGD), (GoGold), has signed a letter of intent (LOI), with Animas Resources Ltd. (“Animas”) (TSX-V: ANI) to buy the past producing Santa Gertrudis Gold Mine located in Sonora Mexico. The LOI allows GoGold to acquire 100% of the Animas Mexican subsidiaries which hold the titles to the Santa Gertrudis Gold Mine. The Letter of Intent is subject to several conditions, including completion of satisfactory due diligence by GoGold, which is currently underway, the signing of a definitive acquisition agreement as well as all necessary regulatory approvals.

The Project

The Santa Gertrudis Gold Mine, located 180 km north of Hermosillo, Sonora, Mexico, was discovered by Phelps Dodge in 1986 and advanced to open pit heap leach production in 1991. From May 1991 to October 2000, the Santa Gertrudis Gold Mine produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne. Phelps Dodge sold part of the Santa Gertrudis Gold Mine to Campbell Resources in 1994 for US$ 10 million. Campbell Resources later ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to certain local Mexican contractors. The Amelia Mine, also located within Animas’ claims, was estimated to have historically produced over 1 million tonnes at 2.88g Au/tonne. Over the past several years all of the above claims have been reassembled by Animas and are being purchased by GoGold. A current 43-101 resource exists in and around the open pits at the Santa Gertrudis Gold Mine, a portion of which at the time of production was in the mine plan for extraction. Currently the resources are classified as inferred under the 43-101 regulations, and consist of 557,000 ounces of gold in 13.5 M tonnes at a grade of 1.28 g/t. (Technical Report and Resource Estimate on the Santa Gertrudis Gold Project, Sonora, Mexico prepared for Animas Resources Ltd. dated December 31, 2010 by Alan Noble, Ore Reserves Engineer and Professional Engineer).

Our technical team is currently evaluating a large database located at the mine site of 2422 drill holes, (250,539 meters of both core and RC drilling) along with more than 100,000 meters of blast holes to upgrade the current resource to measured and indicated to advance the project towards final feasibility and production. Our team believes they can achieve final feasibility by mid-2014. The initial goal is to generate a mine plan to extract the remaining gold around past mining operations and GoGold will ultimately seek to bring more of the project into production over time.

The payment terms of the acquisition are as follows:

•	$3,000,000 payable in cash over three years from the date of closing of the transaction;

•

A 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals on the Santa Gertrudis Gold project (the “NSR”). The NSR will be calculated and paid before any tax, VAT, or withholding tax. GoGold will also have the right to purchase one-third of the NSR at any time for $5,000,000; and,

•

Starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event the mine is not in production. These advance royalty payments will be credited against any payments of the NSR.

Mr. Terry Coughlan, President and CEO, states that “We are pleased to have the opportunity to put the Santa Gertrudis Gold Mine back into production. We are currently constructing our Parral Tailings Mine in Chihuahua and plan to start production there in May 2014. The Santa Gertrudis mine fits GoGold’s vision to add projects with potentially low start-up costs and a fast track to production. With our teams’ past track record of successfully building and operating mines in Mexico, we believe that we can bring this past producing mine back into operation quickly adding significant value for our shareholders.”

Qualified Person

Mr. Terry Coughlan, P.Geo, President and CEO or GoGold, is a qualified person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects and has reviewed the scientific and technical information in this release.

For further information please contact:

Terence F. Coughlan, President and CEO,

or,

Sean Tufford, Vice President, Corporate Development

GoGold Resources Inc.,

T: 902 482-1998

F: 902 442-1898

Email : sean@gogoldresources.com

Or visit : www.gogoldresources.com

CAUTIONARY STATEMENT:

This news release may contain “forward-looking information” as defined in applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of GoGold, constitute forward-looking information that involve various risks and uncertainties. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect, including, but not limited to, assumptions in connection with the continuance of GoGold and its subsidiaries as a going concern, general economic and market conditions, mineral prices, and the accuracy of mineral resource estimates. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information.

Important factors that could cause actual results to differ materially from GoGold’s expectations include exploration risks detailed herein, the failure to establish estimated mineral resources or mineral reserves, volatility of commodity prices, variations of recovery rates and global economic conditions. For additional information with respect to risk factors applicable to GoGold, reference should be made to GoGold’s continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, GoGold’s Annual Information Form. The forward-looking information contained in this release are made as of the date of this release and GoGold does not undertake to update publicly or revise the forward-looking information contained in this release, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

No regulatory authority has approved or disapproved the adequacy or accuracy of this news release.